Contact

www.linkedin.com/in/cmgarcia-tracker (LinkedIn)

Top Skills

Board Governance
C Suite
Medicine

Languages

Spanish
English

Certifications

NACD Leadership Fellow
Board Director Certification

Honors-Awards

NACD Leadership Fellow
GAMCO Management Hall of Fame
2012 Tom Hopkins Award for Excellence in M&A - AGC101
E&Y Entrepreneur of the Year - 2012 Finalist

Cesar Garcia

CEO & Founder @ itracHEALTH | Developing Holistic Healthcare Solutions
Miami, Florida, United States

Summary

CEO and Founder of itracHEALTH™, an early stage healthcare technology company focused on the design and commercialization of potentially life-changing home health products. Cesar is a seasoned executive, entrepreneur and inventor with more than 40 years of experience in healthcare. He has served as corporate director in public and private companies and trade organizations. Prior to itracHEALTH, he was Chairman / CEO of IRIS International and has held executive level positions and/or board seats at Bayer Healthcare, Datascope, Cytometrics, IRIS and BioFire.

During his diversified career he has successfully led the design and global commercialization of many novel medical devices including lab diagnostic systems, patient monitors, cardiac assist devices and Internet of Medical Things products. During the last 10 years he has been focused on the study of gerontology and the deployment of technology to advance complex chronic care at home. He holds patents in medication management systems and his most recent product, eNURSE® with medIQ, was selected as a 2023 Feature Finalist in the International Design Excellence Awards sponsored by the Industrial Design Society of America.

He is a professional engineer with a BSIE (Cum Laude) from the University of Puerto Rico and an Advanced Management Certificate from Pace University. He is an NACD Board Leadership Fellow with a UCLA Board Director Certification, and recipient of the following recognitions: F.W. Taylor Medal awarded by the Institute of Industrial and Systems Engineers, 2013 Gabelli Funds Management Hall of Fame Award and the 2012 Tom Hopkins AGC Excellence Award n M&A.

Experience

itracHEALTH
CEO & Founder
April 2015 - Present (10 years 2 months)
Miami/Fort Lauderdale Area

itracHEALTH (www.ItracHEALTH.com) is an early stage healthcare technology company targeting the rapidly growing home healthcare market by developing a highly-differentiated suite of holistic products and services with the mission to lower healthcare costs, improve clinical outcomes and reduce a patient's burden to society.

Miami Dade College
School of Engineering - Industry Advisory Board
September 2021 - September 2022 (1 year 1 month)
Miami-Dade County, Florida, United States

BioFire Diagnostics, Inc.
Member Board of Directors
June 2013 - January 2014 (8 months)

Chair Compensation Committee, Member Audit Committee

IRIS International, Inc
Chairman, President & CEO
January 2002 - May 2013 (11 years 5 months)
Chatsworth, CA

AdvaMedDx
Member of the Board
October 2011 - November 2012 (1 year 2 months)

Association for the Advancement of Medical Technology - Laboratory Diagnostics Board (Dx)

Cytometrics
VP Operations and Program Management
1998 - 2001 (3 years)

Datascope
Vice President, Operations and R&D
1994 - 1998 (4 years)

Bayer HealthCare

General Manager / Director BU Hematology Manufacturing & Cellular Diagnostics R&D
1974 - 1994 (20 years)
Tarrytown, New York

Puerto Rico Manufacturers Association
Corporate Director (BOD)
October 1989 - December 1991 (2 years 3 months)
San Juan, Puerto Rico

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Education

Pace University - Lubin School of Business
Advanced Management Certificate, Business Administration and Management, General · (1984 - 1986)

University of Puerto Rico-Mayaguez
BSIE, Industrial Engineering · (1969 - 1973)